Tesoro Logistics LP
19100 Ridgewood Parkway
San Antonio, Texas 78259-1828
April 19, 2011
Via EDGAR and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Tesoro Logistics LP Registration Statement on Form S-1 File No. 333-171525
Ladies and Gentlemen:
     Tesoro Logistics LP (the “Partnership”) requests acceleration of the effective date of the above-captioned Registration Statement to 3:00 p.m., Washington, D.C. time, on Tuesday, April 19, 2011, or as soon as practicable thereafter.
     The Partnership hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 19, 2011

Very truly yours, TESORO LOGISTICS LP
By:	Tesoro Logistics GP, LLC, its General Partner

By:	/s/ Charles S. Parrish
Charles S. Parrish
Vice President, General Counsel and Secretary

cc:	Parker Morrill (via facsimile (703) 813-6982) William N. Finnegan IV (Issuer’s counsel) Brett E. Braden (Issuer’s counsel) David P. Oelman (Underwriter’s counsel) D. Alan Beck (Underwriter’s counsel)